

December 28, 2012

Via E-Mail
Robert Bzdick
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 Main Street East, Suite 1525
Rochester, NY 14614

Re: **Document Security Systems, Inc.**
Registration Statement on Form S-4
Filed November 26, 2012
File No. 333-185134

Dear Mr. Bzdick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed on November 26, 2012

General

1. We note that you have requested technical guidance from the Division of Corporation Finance's Office of Chief Accountant. Please note that these issues are still under consideration by the Division's Office of Chief Accountant and that we may issue further accounting comments if appropriate.

2. Please revise your prospectus cover page, questions and answers section, prospectus summary, and other appropriate places in your registration statement to describe the

value of the merger consideration offered to the shareholders of Lexington Group, Inc. We note that a variety of securities will be issued by Document Security Systems, Inc. ("DSS") as part of the merger transaction, such as DSS common stock, Series A Convertible Preferred Stock, warrants, additional common stock shares held in escrow, and/or options. Please also describe any assumptions used in your calculation of the value of the merger consideration.

3. Please revise your prospectus cover page, questions and answers section, prospectus summary, and other appropriate places in your registration statement to describe the estimated number or range of securities that will be issued as part of your merger consideration, including your common stock, Series A Convertible Preferred Stock, warrants, additional common stock shares held in escrow, options, and the common stock underlying such preferred stock, warrants and/or options. Please describe any assumptions used in your calculation and clarify whether such figures or illustrative examples are presented on a pre-split basis subject to the approval of the reverse stock split proposal.

4. Please note that your description of the merger transaction and consideration in your prospectus cover page, questions and answers section, prospectus summary and summary term sheet should be written in plain English. Please revise these sections to remove the highly technical descriptions of the merger transaction and consideration in the forepart of your prospectus and provide the appropriate cross-references to more detailed disclosures and/or tabular presentation of complex information. We refer you to Items 502 and 503 of Regulation S-K, Item 1001 of Regulation M-A, Rule 421(b) and (d) of Regulation C, and Staff Legal Bulletin No. 7 (September 4, 1998) for further guidance. Also, please revise to limit your outside front cover page of your prospectus to one page, as required by Item 501(b) of Regulation S-K.

Front Outside Cover Page of the Prospectus

5. Please revise the front outside cover page of the prospectus to include the title and amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

Summary, page 1

6. Please revise here and other appropriate places in your prospectus to disclose the amounts of future cash compensation that is owed to Thomas Bascom for the sale, licensing and/or enforcement of the Bascom patents acquired by Lexington on July 9, 2012, pursuant to the Patent Purchase Agreement. For example, please clarify whether Mr. Bascom will receive any of the merger proceeds or any cash compensation related to merger of Lexington with DSS. Also, please file the Patent Purchase Agreement and the Linkspace LLC licensing agreement described on pages 161 and 169 as an exhibit under Item 601(b)(10) of Regulation S-K or advise us why they are not material.

DSS Proposal No. 2: Approval of an Amendment to DSS's Amended and Restated Certificate of Incorporation to Authorize a Class of Preferred Stock, page 118

7.   Please revise to clarify the voting and conversion rights of holders of your Series A Convertible Preferred Stock. In particular, please clarify the conversion restrictions of such preferred stock holders if they beneficially own more than 9.99% of your common stock. On page 118, you reference voting rights "in connection with a fundamental transaction." Please provide a brief description of these voting rights provided under your governing documents or New York law.

DSS Proposal No. 3: Approval of an Amendment to DSS's Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors, page 120

8.   Please revise to disclose the identity of your prospective directors, including those to be designated by Lexington, should your staggered board proposal be approved or if it is rejected.

Management of the Combined Company Following the Merger, page 174

9.   Please revise here and other appropriate places in the registration statement, including the forepart of your prospectus, to clarify how the business of Lexington's litigation and licensing operations related to the Bascom intellectual property will affect the operations, resource allocation or strategy of DSS's existing litigation and licensing businesses.

Undertakings, page II-7

10.   Please revise to provide the undertakings in Items 512(a)(5) and (6) of Regulation S-K, or advise why you believe they are not necessary.

Exhibits

11.   Please file a copy of your preliminary proxy card with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3735 with any questions relating to your registration statement.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Philip Jones, CFO